EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2009	2008	2007	2006	2005
Earnings before income taxes and equity earnings	$205.3	$357.8	$284.2	$147.5	$144.8
Distributed income of equity investees	–	1.5	3.0	–	–

Earnings before income taxes and equity earnings, as adjusted	$205.3	$359.3	$287.2	$147.5	$144.8

Fixed charges:
Interest on debt	$47.0	$33.1	$45.5	$20.0	$21.1
Interest element of rentals	2.9	2.7	2.5	2.2	2.4

Total fixed charges	$49.9	$35.8	$48.0	$22.2	$23.5

Total adjusted earnings available for payment of fixed charges	$255.2	$395.1	$335.2	$169.7	$168.3

Ratio of earnings to fixed charges	5.1	11.0	7.0	7.6	7.2

110	SNAP-ON INCORPORATED